

BWD Group LLC
Professional Services Group
Insurance

April 7, 2009

Ms. Silvia Mullens
Ameritrans Capital Corp.
747 Third Avenue, 4th Floor
New York, NY 10017

RE: Financial Institution Bond Policy
National Union Fire Ins. Co Pittsburgh, PA
Policy Term: 04/08/2009 to 04/08/2010

Dear Ms. Mullens,

We are pleased to enclose our binder and invoice for the captioned placement. As directed we secured coverage with National Union Fire Ins. Co. Pittsburgh, PA for the annual premium of $6,071.

Should you have any questions or concerns, please feel free to contact this office.

Thank you for placing your most valuable business with BWD Group LLC.

Sincerely,

Jonathan Maio
Senior Speaclist
Management Liability Division

BWD Plaza • PO Box 9050 • Jericho, New York 11753-8950 (516) 327-2700 (516) 327-2800 FAX • www.bwd.us

AMERCAPI

ACORD™ INSURANCE BINDER

	DATE
	04/03/09

THIS BINDER IS A TEMPORARY INSURANCE CONTRACT, SUBJECT TO THE CONDITIONS SHOWN ON THE REVERSE SIDE OF THIS FORM.

PRODUCER	PHONE (A/C, No, Ext):	516-327-2700	COMPANY					BINDER #		
	FAX (A/C, No):	516-327-2800	National Union Fire Ins Co Pittsbur					BINDER106983		

BWD Group LLC
BWD Plaza, P.O. Box 9050
113 South Service Road
Jericho, NY 11753

	EFFECTIVE				EXPIRATION	
	DATE	TIME			DATE	TIME
	04/08/09	12:01	X AM / PM		04/08/10	X 12:01 AM / NOON

CODE:	SUB CODE:

THIS BINDER IS ISSUED TO EXTEND COVERAGE IN THE ABOVE NAMED COMPANY PER EXPIRING POLICY #:

AGENCY CUSTOMER ID:	2896

INSURED
Ameritrans Capital Corporation
ELK Associates Funding Corp.
747 Third Avenue, 4th Floor
New York, NY 10017

DESCRIPTION OF OPERATIONS/VEHICLES/PROPERTY (Including Location)

COVERAGES
LIMITS

TYPE OF INSURANCE	COVERAGE/FORMS	DEDUCTIBLE	COINS %	AMOUNT
PROPERTY CAUSES OF LOSS				
☐ BASIC ☐ BROAD ☐ SPEC				
GENERAL LIABILITY		EACH OCCURRENCE		$
☐ COMMERCIAL GENERAL LIABILITY		DAMAGE TO RENTED PREMISES		$
☐ CLAIMS MADE ☐ OCCUR		MED EXP (Any one person)		$
		PERSONAL & ADV INJURY		$
		GENERAL AGGREGATE		$
	RETRO DATE FOR CLAIMS MADE:	PRODUCTS - COMP/OP AGG		$
AUTOMOBILE LIABILITY		COMBINED SINGLE LIMIT		$
☐ ANY AUTO		BODILY INJURY (Per person)		$
☐ ALL OWNED AUTOS		BODILY INJURY (Per accident)		$
☐ SCHEDULED AUTOS		PROPERTY DAMAGE		$
☐ HIRED AUTOS		MEDICAL PAYMENTS		$
☐ NON-OWNED AUTOS		PERSONAL INJURY PROT		$
		UNINSURED MOTORIST		$
				$
AUTO PHYSICAL DAMAGE DEDUCTIBLE	☐ ALL VEHICLES ☐ SCHEDULED VEHICLES	ACTUAL CASH VALUE		
☐ COLLISION:		STATED AMOUNT		$
☐ OTHER THAN COL:		OTHER		
GARAGE LIABILITY		AUTO ONLY - EA ACCIDENT		$
☐ ANY AUTO		OTHER THAN AUTO ONLY		
		EACH ACCIDENT		$
		AGGREGATE		$
EXCESS LIABILITY		EACH OCCURRENCE		$
☐ UMBRELLA FORM		AGGREGATE		$
☐ OTHER THAN UMBRELLA FORM	RETRO DATE FOR CLAIMS MADE:	SELF-INSURED RETENTION		$
		WC STATUTORY LIMITS		
WORKER'S COMPENSATION AND EMPLOYER'S LIABILITY		E.L. EACH ACCIDENT		$
		E.L. DISEASE - EA EMPLOYEE		$
		E.L. DISEASE - POLICY LIMIT		$
SPECIAL CONDITIONS/ OTHER COVERAGES Financial Institution Bond (See attached Spec Conditions/Other Covs page.)		FEES		$
		TAXES		$
		ESTIMATED TOTAL PREMIUM		$

NAME & ADDRESS

	☐ MORTGAGEE ☐ ADDITIONAL INSURED
	☐ LOSS PAYEE
	LOAN #

AUTHORIZED REPRESENTATIVE
Stuart B. Wilkins

SPECIAL CONDITIONS/OTHER COVERAGES (Cont. from page 1)

-ELK Associates Funding Corp.
-Ameritrans Capital Corporation

Financial Institution Bond Form 24

Insuring Clause & Limit of Liability:
Employee Dishonesty: $750,000
Forgery or Alteration: $750,000
Securities: $750,000
Computer Systems: $750,000

Aggregate Bond Limit: $750,000

Deductible: $5,000

Annual Premium: $6,071

Policy: Fidelity Bond Form 24 inclusive of the following Endorsements:
1. Forms Index Endorsement
2. Unauthorized Signatures ($1MM limit/$25k retention)
3. ERISA Rider
4. Amend Fidelity Agreement A
5. New York Statutory Rider
6. Coverage Territory (OFAC) Endorsement

CONDITIONS

This Company binds the kind(s) of insurance stipulated on the reverse side. The Insurance is subject to the terms, conditions and limitations of the policy(ies) in current use by the Company.

This binder may be cancelled by the Insured by surrender of this binder or by written notice to the Company stating when cancellation will be effective. This binder may be cancelled by the Company by notice to the Insured in accordance with the policy conditions. This binder is cancelled when replaced by a policy. If this binder is not replaced by a policy, the Company is entitled to charge a premium for the binder according to the Rules and Rates in use by the Company.

Applicable in California

When this form is used to provide insurance in the amount of one million dollars ($1,000,000) or more, the title of the form is changed from "Insurance Binder" to "Cover Note".

Applicable in Delaware

The mortgagee or Obligee of any mortgage or other instrument given for the purpose of creating a lien on real property shall accept as evidence of insurance a written binder issued by an authorized insurer or its agent if the binder includes or is accompanied by: the name and address of the borrower; the name and address of the lender as loss payee; a description of the insured real property; a provision that the binder may not be canceled within the term of the binder unless the lender and the insured borrower receive written notice of the cancellation at least ten (10) days prior to the cancellation; except in the case of a renewal of a policy subsequent to the closing of the loan, a paid receipt of the full amount of the applicable premium, and the amount of insurance coverage.

Chapter 21 Title 25 Paragraph 2119

Applicable in Florida

Except for Auto Insurance coverage, no notice of cancellation or nonrenewal of a binder is required unless the duration of the binder exceeds 60 days. For auto insurance, the insurer must give 5 days prior notice, unless the binder is replaced by a policy or another binder in the same company.

Applicable in Nevada

Any person who refuses to accept a binder which provides coverage of less than $1,000,000.00 when proof is required: (A) Shall be fined not more than $500.00, and (B) is liable to the party presenting the binder as proof of insurance for actual damages sustained therefrom.